Management: Continental Ground, LLC
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

[ ]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[X]   Form C/A: Amendment to offering Statement
        [ ] Check box if Amendment is material and investors must reconfirm within 5 business days
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer
Management: Continental Ground, LLC

Legal status of Issuer

        Form
        Limited Liability Company

        Jurisdiction of Incorporation/Organization
        North Carolina

        Date of organization
        April 30, 2024

Physical address of Issuer
209 Corey Court, Jacksonville, NC 28546

Website of Issuer
https://continental-ground.com/

Name of the Intermediary through which the offering will be conducted
Folla Capital, LLC ("Folla" or the "Intermediary")

CIK number of Intermediary
0001786669

SEC file number of Intermediary
008-70399

CRD number, if applicable, or Intermediary
305140

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering
The Intermediary will receive monthly advisory service fees and a commission equal to six percent (6%) of the amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary or any other arrangement for the Intermediary to acquire such an interest
None

Name of qualified third-party "Escrow Facilitator" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class D Ownership Interests ("Units")

Minimum number of securities to be offered
 40

Price (or method for determining price)
$5,000

Minimum Offering Amount
$100,000

Oversubscriptions accepted
[X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [X] First-come, first-served basis [ ] Other:

Maximum Offering Amount (if different from Minimum Offering Amount)
$1,235,000

Deadline to reach the Minimum Offering Amount (Offering Deadline)
June 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end (2024)	Most recent fiscal year-end (2023)
Total Assets	$207,109	$0
Cash & Cash Equivalents	$21,654	$0
Accounts Receivable	$12,632	$0
Short-term Debt	$60,000	$0
Long-term Debt	$0	$0
Net Income	-$1,303	$0
Taxes Paid	$0	$0

The jurisdictions in which the Issuer intends to offer the Securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

OFFERING STATEMENT
Management: Continental Ground, LLC
offering of a
Minimum Offering Amount of $100,000 of Class D Ownership Interests
up to a
Maximum Offering Amount of $1,235,000 of Class D Ownership Interests

	Offering Price	Commissions	Proceeds to Company
Per Class D Ownership Interest	$5,000	$300	$4,700
Minimum Offering Amount	$100,000	$6,000	$94,000
Maximum Offering Amount	$1,235,000	$74,100	$1,160,900

Offering Price

Management: Continental Ground, LLC ("MCG", the "Company," "we" or "our"), is offering Class D Ownership Interests ("Ownership Interests", "Interests" or "Units"). The Units are priced at $5,000 each. We seek to raise at least $100,000 (the "Minimum Offering Amount") up to a maximum of $1,235,000 (the "Maximum Offering Amount"). The minimum investment that you may make is one Unit at a price of $5,000. Instructions on how to subscribe to this Offering and make payment are on the Funding Portal at www.follacapital.com and below in Section 11.(b).

Commissions

We are offering the Interests to prospective investors through an Intermediary, Folla Capital, LLC (the "Intermediary"), a Securities and Exchange Commission ("SEC") registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will host our Offering on its website www.follacapital.com and each subdomain thereof, which we refer to as the Funding Portal. We are required to pay a commission to the Intermediary equal to 6% of gross monies raised in the Offering. In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs are payable to the Intermediary through monthly advisory fees.

Proceeds to Company

No assurance can be given that all or any portion of the securities offered in this Offering will be sold. We will not be entitled to use the funds from the Interests unless and until we sell the Minimum Offering Amount and satisfy all the conditions of the closing. Until then, your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities ("Escrow Account") in compliance with applicable securities laws. This Offering may be closed at any time after reaching the Minimum Offering Amount, in one or more closings, and on or before May 1, 2025. If we do not raise the Minimum Offering Amount by May 1, 2025, then we will return all funds received in the escrow account to investors without interest.

This Offering Statement is furnished solely to prospective investors through the Intermediary and is available at www.follacapital.com and each subdomain thereof.

The date of this Offering is January 20, 2025.

<h2 style="text-align:center">GENERAL OFFERING INFORMATION</h2>

Management: Continental Ground, LLC was formed to develop three real estate projects in the Jacksonville, North Carolina area at a total cost of approximately $10,000,000. We are offering the Interests at a price of $5,000 per Interest. An investor may invest more than the minimum at increments of $100. We are offering the Interests as a crowdfunding investment in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended ("Securities Act") under Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE US SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE US SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWDFUNDING (§227.100 ET SEQ.) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT WITH THE COMMISSION ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MUST ALSO DISCLOSE HOW AN ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWDFUNDING (§227.202(B)).

The Interests may not be transferred by any investor during the one-year period beginning when the Interests are issued unless the Interests are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

In addition, there is no ready market for the sale of the Interests, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Interests.

Certain information outlined in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance, and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

TERM SHEET

Issuer	Management: Continental Ground, LLC, a North Carolina limited liability company
Project Name	MCG Continental Growth II
Permitted Investors	MCG will accept subscriptions from non-accredited and accredited investors
Securities Offered	Class D Ownership Interests ("Ownership Interests", "Interests" or "Units")
Accruing Dividend Rate	8%
Liquidity Event Opportunity	Investors may sell their Ownership Interest back to MCG after five years pursuant to the requirements of the Operating Agreement Section 8.02(b).
Minimum Subscription	1 Unit
Amount to be Raised	A minimum (the "Target") of $100,000 and a maximum of $1,235,000 (the "Maximum Offering Amount").
Use of Proceeds	The proceeds from the sale of Ownership Interests will be used for the development, construction, and operational configuration of the Project.
Risks	Purchasing Ownership Interests entails significant risks, including the risk that you could lose some or all of your money. See the" Risks of Investing" section of this document.
Information Rights	MCG shall deliver annual financial statements prepared in accordance with GAAP to the Investors. Investor shall be entitled to reasonable inspection and visitation rights.
Transferability	The Ownership Interests are not transferable except in accordance with the conditions and limitations set forth in the Operating Agreement and the securities laws.
Drag-Along Rights	If the Manager wants to sell MCG's business, you may be required to sell your Ownership Interests as directed by the Manager, receiving the same amount you would have received had the transaction been structured as a sale of the assets of the Project.
Voting Rights	Investors will have no voting rights.
Subscription Agreement	The sale of Ownership Interests as described above will be made according to a Subscription Agreement, which will contain, among other things, representations and warranties of MCG and each Investor, including that the Investor has read and understood the Operating Agreement and conditions to closing which will include, among other things, qualification of the securities to be sold under applicable securities laws.

The Company

1. **Name of Issuer:** Management: Continental Ground, LLC

Eligibility

2. [X] Check this box to certify that all of the following statements are true for the Issuer:

Organized under and subject to the laws of a State or territory of the United States or the District of Columbia.
Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
Not an investment company registered or required to be registered under the Investment Company Act of 1940.
Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
Has filed with the commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).
Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

[ ] Yes [X] No

If yes, explain:

Directors of The Company

4. Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the Issuer:

The Company has one Director - Avery Washington II (the "Manager").

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the Issuer:

The current officer of the Company is Avery Washington II.

Avery Washington II, President
Dates of Service: April 2024 - Present
MCG was founded by and is currently owned by Avery Washington. Avery Washington is a 12-year Marine Corps Veteran with nine years of experience as a real estate investor in Eastern North Carolina. As a Marine Corps Veteran, Avery knows how to get things done and is mission and execution-focused. As a licensed real estate broker with Coldwell Banker Sea Coast Advantage, Avery has brokered transactions of up to $10.6M with 70+ units while facilitating over $25M in real estate transactions since 2019.

Avery Washington's Business Experience for the Last Three Years

- **Employer**: Continental Ground, Inc.
- **Employers Principal Business**: Real Estate Development Project and Rentals
- **Title**: Owner
- **Dates of Service**: April 2022 – Present

- **Responsibilities**: Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Caldwell Banker Sea Coast Advantage
- **Employers Principal Business**: Real Estate Sales
- **Title**: Real Estate Broker
- **Dates of Service**: September 2007 - Present
- **Responsibilities**: Facilitate Retail and Commercial Real Estate Transactions

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name and Address of Member	Type of Ownership Interests	Number of Ownership Interests Issued	Number of Ownership Interests Available	Voting Percentage
Avery Washington II	Class A	535	465	100%
	Class B		5,000	0%
	Class C		30,000	0%
	Class D		2,000	0%
Unallocated			962,000	
TOTALS		**535**	**999,465**	**100%**

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

7. Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.

Situation (Executive Summary)
MCG intends to turn a profit by purchasing property, developing homesites and building homes for lower income families. MCG intends to achieve this goal by taking advantage of two current features in residential homebuying and development:

- Market conditions that have increased demand for lower-cost housing; and

- Development phases that increased overall costs and limit start-to-finish developers.

MCG has identified three parcels of land in Southeastern North Carolina that we intend to develop in 4 Phases.

Market Conditions

The majority of new housing produced is unaffordable to the majority of the population seeking to purchase a home.

Current market conditions have created a dynamic where the price to build houses and the cost to buy them are the highest in the last two decades. To make matters worse, the current shortage of homes is causing continued appreciation amid pent-up demand. Further, the cost to own a home is higher as a result of high interest rates

From June 2023 through June 2024, over 31,764 residential transactions closed in the North Carolina Regional Multiple Listing Service (NCRMLS). Only 9,964 (31%) were single-family homes at $300,000 or below. Just 172 (.5%) closed transactions were residential multi-family homes.

From that total, approximately 6,750 were new construction transactions. Only 1,429 (21%) were new-construction single-family homes at $300,000 or below, and just 10 (.15%) were new-construction residential multi-family.

Only approximately 21% of new construction inventory is affordable to buyers who earn the North Carolina median income of $65,070 based on the following assumptions: a 6% interest rate, 30 year am/term, 3.5% down, $2.4k/year insurance, $2.4k/year Property Taxes, and $900/year HOA.

Development Phases

One of the reasons for the high costs for homebuyers is the development process, which has costs and mark-ups at each phase. Development is typically conducted in three phases:

- Engineering/Entitlement "Shovel Ready"
- Horizontal Construction "Build Ready"
- Vertical Construction "Move-in Ready"

Often, at each phase, a person and/or organization specializing in conducting the corresponding scope of work takes control of the site and sells the property at a markup. This process leads to homes being sold for higher prices than if a developer controlled the site from beginning to end and carried a margin across the entire project.

Most builders are not vertically integrated. Therefore, the cost that could be saved by acquiring vacant land and going through the engineering/entitlement phase is not worth the years-long wait to complete it, nor is the additional "risk" incurred by acting outside of their scope of expertise.

Mission

MCG's mission is to create over 500 units of housing across three North Carolina submarkets, facilitated by the development of " shovel-ready," "build-ready," and "move-in-ready" sites.

Execution

This project will be completed in 4 phases.

- Phase 1: Up to $250,000, allocated to site 2 (28 acres)
- Phase 2: $251,000 - $300,000, allocated to site 1 (13 acres)
- Phase 3: $301,000-$4,000,000 allocated to site 3 (100 acres)

The following pages include images and Timelines for each Phase. Each Phase is dependent on the amount raised. For example, if MCG is able to raise only $250,000, it will only complete Phase 1, but if it is able to raise $1,600,000, it will be able to move forward with Phases 1, 2, and 3.

Phase 1



Site 2 - Micro Geography
28+/- Acres
28 Acre Site Plan:
-Conduct civil engineering (100+ SFH lots).
-Partner with civil construction firm to deliver finished SFH lots.



Site 2 Contingencies:
- ▪ **Primary Project Exit**: Deliver "finished" lots to a regional or national builder. Partnering with a civil construction firm.
- ▪ **Alternate Project Exit**: Subordinate finished lots to builders selling directly to consumers.
- ▪ **Contingency Exit:** Sell finished lots directly to the consumer.

Phase 2





Site 1 Contingencies:

- ▪ Primary Project Exit: Ground-up construction of three-bedroom, two-bathroom floor plans. Direct sale to first-time home buyers via lease option or "rent to own" purchase.
- ▪ Alternate Project Exit: Subordinate finished lots to builders selling directly to consumers.
- ▪ Contingency Exit: Sell finished lots directly to the consumer.

Phase 3







Site 3 - Execution - Timeline
*Deliver Finished Lots/Exit
May 2027
Place Under Contract/Sell to End Buyer
May 2026
Conduct Civil Engineering / Obtain Entitlements
May 2024
Contract / Land Acquisition
May 2024
May 2024
Nov 2025
May 2026
Nov 2026
May 2027
16

Site 3 Contingencies:

- Primary Project Exit: Sell the vacant land "Shovel Ready" with all master planning, civil engineering, approvals, permitting, and entitlement complete.
- Alternate Project Exit: Deliver "finished" lots/pads to a regional or national builder/developer. Partner with a civil construction firm.
- Contingency Exit: Subordinate finished lots to builders selling directly to consumers. Put ground leases in place with national franchises, followed by selling the fully leased site.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the Issuer speculative or risky:

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

An Investor should regard an investment in MCG as a supplement to an overall investment program and should only invest if it is willing to undertake the risks involved. In addition, Investors who are subject to income tax should be aware that an investment in MCG is likely (if MCG is successful) to create taxable income or tax liabilities in excess of cash distributions to pay such liabilities. An Investor should, therefore, bear in mind the following risk factors and conflicts of interest before purchasing a Unit:

BUILDING COSTS MAY INCREASE SUBSTANTIALLY BEFORE INITIATING VERTICAL CONSTRUCTION: Such an increase could significantly impact the overall budget, potentially leading to delays or modifications in the project scope. MCG intends to mitigate this risk by reevaluating the selected floor plans, grade of finishes, and amenities chosen to determine more cost-effective alternatives. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could adversely affect MCG and the performance of your Ownership Interests.

LOCAL GOVERNMENT MAY ENACT A BUILDING MORATORIUM BEFORE COMPLETION: Such an event could halt construction progress, leading to delays and increased costs. MCG intends to mitigate this risk by selling finished lots directly to consumers and returning profit and remaining capital to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could impede the operations of MCG and impair the performance of your Ownership Interests.

REMAINS OR ARTIFACTS MAY BE FOUND DURING CONSTRUCTION: Such discoveries can halt construction, leading to delays and increased costs. MCG intends to mitigate this risk by notifying the appropriate authority to enact the required removal process. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this will delay or halt our development plans.

AN UNPLANNED INCREASE IN COST OF ADDITIONAL CAPITAL MAY MAKE FINISHING ONE OF THE PROJECTS IMPRACTICAL: Rising interest rates or tightened credit markets could make it difficult to secure additional funds if more capital is required to complete one of the projects. In such a scenario, MCG would seek to mitigate this risk by structuring a strategic partnership to complete the project on a longer time horizon. This could involve cashing out investors via a buyout from a partner or refinancing and returning the remaining capital to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests, including the possibility that we may be unable to make any payments to our Investors.

PERMITTING MAY TAKE LONGER THAN EXPECTED: Permitting delays can hinder project timelines and increase costs. MCG intends to mitigate this risk by communicating the delay and potential remedies to investors. This could involve cashing out investors via a buyout from a partner or refinancing and distributing equity and remaining capital to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests, including the possibility that we may be unable to make any payments to our Investors.

CONSTRUCTION MAY TAKE LONGER THAN EXPECTED: Construction delays can extend project timelines and inflate costs. MCG intends to mitigate this risk by communicating the delay and potential remedies to investors. This could involve cashing out investors via a buyout from a partner or refinancing and distributing equity and remaining capital to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests, including the possibility that we may be unable to make any payments to our Investors.

SEVERE WEATHER CAUSES DESTRUCTION AND/OR SIGNIFICANT DELAYS: Severe weather can severely impact construction timelines and increase costs. MCG intends to mitigate this risk by maintaining an active insurance policy to cover potential catastrophic events. Additionally, MCG will communicate any delays and potential remedies to investors. This may involve cashing out investors via a buyout from a partner or refinancing and distributing equity and remaining capital to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests, including the possibility that we may be unable to make any payments to our Investors.

THEFT OR VANDALISM CAUSES DESTRUCTION AND/OR DELAYS TO PROGRESS: Theft or vandalism at the work site may disrupt construction schedules and inflate costs. MCG intends to mitigate this risk by maintaining an active insurance policy to cover theft and vandalism on-site and coordinating with local authorities. Additionally, MCG will communicate any delays and potential remedies to investors. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests.

OUR PERFORMANCE AND THE VALUE OF OUR OWNERSHIP INTERESTS ARE SUBJECT TO RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY: If the project does not generate income sufficient to pay our expenses and maintain our Company, we may not be able to make expected payments to our Investors. Several factors may adversely affect the economic performance and value of our company. These factors include changes in the national, regional, and local economic climate, local conditions such as an oversupply of residential real estate properties or a reduction in demand for such properties, the attractiveness of our company to tenants, competition from other available real estate properties, changes in market rental rates and the need to repair, renovate and re-rent rental properties periodically. Our performance also depends on our ability to collect rent from tenants and to pay for adequate maintenance, insurance, and other operating costs (including real estate taxes), which could increase over time. In addition, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. If a property is mortgaged and we cannot meet the mortgage payments, the lender could foreclose on the mortgage and take the property. In addition, interest rate levels, the availability of financing, changes in laws and government regulations (including those governing usage, zoning, and taxes), and the possibility of tenant bankruptcy may adversely affect our financial condition and results of operations.

REAL ESTATE INVESTMENTS ARE ILLIQUID: Real estate investments generally cannot be sold quickly. We may be unable to market our properties promptly in response to economic or other conditions to meet our financing needs. This inability to respond promptly to changes in the performance of our project could adversely affect our financial condition, results of operations, and ability to make payments to our Investors.

WE WILL BE SUBJECT TO THE AMERICAN WITH DISABILITIES ACT: Common areas of our project Commercial developments must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such developments are "public accommodations" or "commercial facilities" as defined by the ADA. The ADA may require the removal of structural barriers for persons with disabilities to access certain public areas of commercial properties where such removal is readily achievable. However, noncompliance with the ADA could result in substantial capital expenditures to remove structural barriers and the imposition of fines or an award of damages to private litigants that might adversely affect MCG's ability to make expected payments to our Investors.

LIMITED FOCUS MAY ADVERSELY AFFECT OUR PERFORMANCE: MCG will focus on three commercial development opportunities in the same geographic area. Consequently, MCG's return may be substantially affected by the unfavorable performance of the economy or the real estate market for commercial properties generally or in the jurisdictions in which the properties are located.

WE WILL OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT: The real estate industry is highly competitive. We will compete with other real estate operating companies and real estate investment funds, many of which may have greater financial, marketing, and management resources than we do. In addition, other companies may enter the real estate investment and development markets. Competition in the type of business that we will operate is based on many factors. Increased competition could adversely impact our growth and profitability. We cannot predict the extent to which competition from new companies or existing competitors could mitigate the investment and management opportunities and favorable market conditions that we believe currently exist.

EFFECTS OF CHANGING MARKET CONDITIONS: There are many causes or factors that could adversely affect the ability of MCG to execute its business plan successfully, including changes in general economic conditions, changes in weather or other environmental conditions, governmental regulation, competition, political and diplomatic events, trends, pandemics, and other public health emergencies, the outbreak of war or terrorist acts, changes in tax laws, and other factors. MCG cannot control any of these. Adverse events of this type may impair MCG's ability to make expected payments to our Investors.

OPERATING EXPENSES: The costs of operating real estate properties may increase over time. We have limited control over some of our operating costs, and if our costs increase, they may reduce the amount available for distribution to our Investors.

NEED FOR ADDITIONAL CAPITAL: Even if we can sell all of the Ownership Interests in this Offering, MCG might need more capital in the future, whether because of cost overruns, unanticipated delays, costs of maintaining equipment and facilities or acquiring new equipment, and many other reasons. We might seek to raise additional capital through debt (borrowing money), equity (selling additional Ownership Interests in MCG), or both. However, there is no assurance that additional capital will be available when needed, and if MCG cannot obtain additional capital, it is possible that MCG could fail. Even if additional capital is available, it could be on terms that are adverse to Investors. A loan, for example, could bear a high interest rate or other onerous terms, while raising additional capital in the form of equity could dilute the Ownership Interests of the Investors. However, Investors will not be required to contribute additional capital.

UNRELIABLE FINANCIAL PROJECTIONS: We have prepared financial projections reflecting reasonable assumptions concerning MCG. However, these projections are necessarily speculative, based on our knowledge and understanding of current circumstances and our assumptions about future occurrences. Many factors could cause our financial projections to be incorrect, including changes in interest rates, changes in overall economic conditions (nationally or locally), changes in laws, including zoning laws, lower-than-expected rents, higher-than-expected vacancy rates, or increased competition. As a result of these and other factors, the actual results of investing in MCG will likely differ from the results reflected in the projections, possibly by a substantial amount.

ENVIRONMENTAL RISKS: While we intend to conduct appropriate and customary environmental testing on the MCG sites as necessary, we can't be certain of how the property has been used, raising the possibility that environmental hazards could exist despite our environmental investigations. Under federal and state laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the real estate owner may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

REGULATION AND ZONING: Like all real estate, the MCG site will be subject to extensive zoning ordinances and codes, which can change anytime. Changes in these laws and regulations could affect MCG adversely. MCG intends to mitigate this risk by closely monitoring regulatory changes and engaging with local authorities to ensure compliance. However, there is no guarantee that MCG will be successful in these efforts. If unsuccessful, this could have a negative effect on MCG and the performance of your Ownership Interests, including the possibility that we may be unable to make any payments to our Investors.

CHANGES IN LAWS AND REGULATIONS GOVERNING OUR BUSINESS: We are subject to a variety of laws, regulations, and governmental policies at the federal, state, and local levels that involve matters central to our business, such as environmental laws and regulations, health and safety standards, laws and regulations affecting groundwater usage, and many other matters. These laws and regulations may be subject to significant change, and the application and interpretation of these laws and regulations are often uncertain and subject to change. Changes in laws and regulations affecting our business may delay or impede our ability to operate in the manner we've anticipated, increase our operating costs, require significant management time and attention, and may subject us to claims, fines, or other adverse consequences.

UNINSURABLE LOSSES: MCG will maintain insurance against certain kinds of losses, such as fire losses. However, certain types of losses cannot be insured at all or cannot be insured for a reasonable cost.

THE RIGHTS OF ADDITIONAL INVESTORS MAY BE SUPERIOR: If we are required to raise more capital in the form of equity, it is possible that the new investors would (1) purchase their Ownership Interests at a lower cost and/or (2) enjoy a superior right to payments from MCG, vis-à-vis the rights of Investors and who might acquire their Ownership Interests at a lower cost.

SUBORDINATION TO RIGHTS OF LENDERS: The right of the Investors to receive payments from MCG may be subordinate to the rights of MCG's lender(s) should MCG require additional capital and seek that capital from lender(s). In the event MCG was to default on its potential future obligations to its lender(s), MCG may be prohibited from making further payments to the Investors until the default has been cured.

RISKS ASSOCIATED WITH RELIANCE ON THIRD PARTIES: We may engage third parties to provide certain services to MCG from time to time. If a third party we retain performs poorly or cannot fulfill its obligations, MCG's business could be severely disrupted, and our financial condition could be adversely affected. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money, and other MCG resources and could adversely affect MCG's financial position. We might also be subject to, or become liable for, legal claims relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure MCG and its affiliates against such claims.

LACK OF CASH TO PAY TAX LIABILITY: MCG will be treated as a partnership for tax purposes. Consequently, your share of the taxable income from MCG (if any) will be reported on your personal income tax return. We will try to distribute enough money for you to pay your personal tax liability on your share of the income, but we might not have enough money to do so. In that case, you could have a net cash deficit from owning an Interest.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL: MCG's initial and ongoing success will depend largely upon the efforts and skills of the Manager and the management of MCG. According to the terms of the Operating Agreement, all decisions regarding managing MCG's affairs will be made exclusively by the Manager and not by the Investors. Accordingly, no person should purchase Ownership Interests unless that person is willing to entrust all MCG management aspects to the Manager. While the Manager and MCG's principals and affiliates have previous experience in business operations in different sectors of the economy, each business operation presents challenges unique to the circumstances and factors surrounding that particular venture and location. Like many new businesses, many factors affecting MCG's performance and overall success are out of the Manager's control. There can be no assurance that, even under the Manager's efficient and prudent operation and management, MCG will be successful. The loss of any of the Manager's services could materially affect MCG.

LIMITATION ON RIGHTS IN OPERATING AGREEMENT: MCG's Operating Agreement limits your rights in several important ways, including these:

- The Operating Agreement significantly curtails your right to bring legal claims against MCG or the Manager.
- The Operating Agreement limits your right to obtain information about MCG and to inspect its books and records.
- You have no right to remove the Manager, even if you think the Manager is doing a bad job.
- The Manager can amend the Operating Agreement in certain respects without your consent.
- The Operating Agreement restricts your right to sell or otherwise transfer your Ownership Interest except for

your right to sell your Ownership Interest back to MCG as indicated in the Agreement.

- ▪ The Operating Agreement allows the Manager to force the sale of your Ownership Interest in connection with the sale of MCG or MCG's assets.

NO REGISTRATION UNDER SECURITIES LAWS: Neither MCG nor the Ownership Interests will be registered with the SEC or the securities regulator of any State. Hence, neither MCG nor your Ownership Interests are subject to the same degree of regulation and scrutiny as if the Ownership Interests were registered.

INCOMPLETE OFFERING INFORMATION: The Ownership Interests are being offered pursuant to Rule 227 Regulation Crowdfunding issued by the SEC. Rule 227 does not require us to provide you with all the necessary information in other securities offerings, such as a public offering of shares. Although we have tried to provide all the information that we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION: MCG will provide you with periodic statements concerning its operations, but it will not provide audited financial statements or other detailed information.

BREACHES OF SECURITY: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures.

THE OFFERING

9. What is the purpose of the offering?

This Offering aims to raise funds that the Company will use to fund three real estate development projects as detailed in the business plan described above.

10. How does the Issuer intend to use the proceeds of the offering?

The Company is simultaneously conducting a private placement pursuant to Rule 506(c) of Regulation D issued by the SEC, also offering Class D Ownership Interests to accredited investors. The Company will use the proceeds from both offerings to develop the three real estate projects described in the business plan. The use of funds projected below illustrates management's best estimate of how the funds represented by the Minimum and Maximum Offering Amounts of this Regulation Crowdfunding portion of the overall capital raised would proportionately contribute to the three projects described in the business plan.

	Allocation of funds if Minimum Offering Amount achieved	Allocation of funds if Maximum Offering Amount achieved	% of Total Project Funding	Total projected project funding
Total Proceeds	$ 100,000	$ 1,235,000		
Less: Offering Expenses	$ 6,000	$ 74,100		
Net Proceeds	$ 94,000	$ 1,160,900		
Land	$ 56,178	$ 693,794	60%	$ 3,414,300
Civil Engineering	$ 5,274	$ 65,129	6%	$ 320,515
Horizontal Construction	$ 7,503	$ 92,660	8%	$ 456,000
Vertical Construction	$ 25,046	$ 309,316	27%	$ 1,522,206
	$ 94,000	$ 1,160,900	100%	$ 5,713,021

(1) We will accept proceeds over the Minimum Offering Amount of $100,000. We will allocate oversubscriptions on a first-come, first-served basis. As described in the table above, we will use the oversubscribed amount up to $1,235,000.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this Offering for other purposes, and we will have broad discretion in applying the net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

11. (a) Did the Issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the Offering Statement or (ii) under the authorization of Rule 206?

[ ] Yes [X] No

If so, provide copies of the materials used.

11. (b) How will the Issuer complete the transaction and deliver securities to the investors?

The following describes the process of investing in the Interests, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. **Eligible Investor Questionnaire** - The Investor must complete and submit an electronic Eligible Investor Questionnaire as part of the process of establishing an account on the Intermediary's Funding Portal.
2. **Subscription Agreement** - The Investor will also execute a Subscription agreement with the Company using the Investor's electronic signature and submit it to the Company.
3. **Acceptance of the Investment** – If the Company accepts the investment, the Company will counter-sign the Subscription Agreement. The executed Subscription Agreement will then be delivered to the Investor via email.
4. **Investor Transfer of Funds** - Upon receiving confirmation that the Subscription Agreement has been accepted, the Investor will be responsible for transferring funds from an acceptable source to the Escrow Facilitator into an Escrow Account held by the Escrow Facilitator in accordance with the instructions provided by the Intermediary.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made a further inquiry and obtain additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards for prospective Investors to comply with any applicable state or local laws, rules, or regulations.

If the subscription is accepted, the Investors shall direct all payments to the Escrow Facilitator (the "Escrow Facilitator") to be deposited into the Escrow Account (the "Escrow Account"). The Subscription Agreement details all terms of the Escrow Account and process. Should any information in this document differ from the information contained in the Subscription Agreement, the Subscription Agreement will govern. All funds received from Investors will be held in an Escrow Account established by the Escrow Facilitator until the Minimum Offering Amount has been reached.

If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

If the Minimum Offering Amount is reached, and funds have been received by the Escrow Facilitator and deposited into the Escrow Account according to the terms of the Escrow Agreement and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, can the Escrow Facilitator begin an Initial Closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Facilitator), from the Escrow Account to a deposit account maintained by the Company.

The Escrow Facilitator shall release Offering proceeds, less Escrow Facilitator's fee, to the Company only if:

the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the Minimum Offering Amount;

the Minimum Offering Amount has been deposited into the Escrow Account by the Offering Deadline;

this Form C and the information of this Offering have been posted and publicly available on the Funding Portal for at least 21 days;

the Company chooses to close the Offering earlier than the Offering Deadline to reach the Minimum Offering Amount; and,

the Company has notified the Investor of the new deadline for the Offering at least 5 business days prior to the new deadline, and Investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

The Escrow Facilitator shall return Investor's funds to the Investor if:

the Minimum Offering Amount has not been reached by the Offering Deadline;

before the Minimum Offering Amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,

the Company terminates the Offering for any reason before the Minimum Offering Amount is reached by the Offering Deadline.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering or the Company, the Investor will be provided notice of the change and must reconfirm the investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, the Investor will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount the Investor must receive. If a material change occurs within five business days of the Offering Deadline, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. <u>How can an issuer cancel an investment commitment?</u>

Investors may cancel an investment commitment until 48 hours before the deadline identified in these Offering Materials.

The Intermediary will notify investors when the Minimum Offering Amount has been met.

If the Company reaches the Minimum Offering Amount before the Offering Deadline, the Company may close the Offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If there is a material change to the terms of the Offering or to the information provided by the Company in connection with the Offering, the Intermediary will send a notice to each Investor of such material change and inform the Investor that the investment commitment will be canceled unless the Investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each Investor, within five business days after the initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

If the Company fails to reach the Minimum Offering Amount by the Offering Deadline, each Investor's investment commitment will be canceled automatically, and the Intermediary will direct a refund of each canceled investment commitment to the Investor within five business days.

If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Investor will receive securities in exchange for his or her investment.

The Offering

13. Describe the terms of the securities being offered.

The Offering is being made through Folla Capital, LLC, the Intermediary.

The Company is seeking to raise a Minimum Offering Amount of **$100,000** and a Maximum Offering Amount of **$1,235,000** from potential Investors through the offer and sale of the securities. The securities being offered are Class D Ownership Interests, as defined in the Subscription Agreement in the Company. The Class D Ownership Interests will be issued in **$100** increments with a minimum investment amount of $5,000.

The Class D Ownership Interests have certain dividend rights and could receive up to a maximum dividend of 8% each year for the five years (the Maximum Dividend").

At the end of the five years, the Investors will have certain sale rights. As set forth in the Operating Agreement, Investor may sell their Ownership Interest back to Company after five years. The sale price shall be the value of the Capital Contribution plus any Unpaid Dividends. If the Company has not paid the Class D Maximum Dividend, the difference between the Dividends paid and the Class D Maximum Dividend shall be the Unpaid Dividends. Approximately 30 days prior to the end of the fifth year, the Company shall notify the Class D Members of the sale price. Upon receipt of the notice, the Class D Members shall have 30 days to elect in writing to sell their Ownership Interest to the Company.

(i)	If a Class D Member elects to sell the Ownership Interest, the Company shall purchase it within 90 days of the written election.
(ii)	If the Class D Member elects not to sell the Ownership Interests, the Class D Ownership Interests shall convert to Class C Ownership Interests.
(iii)	If the Class D Member elects to sell the Ownership Interest and the Company does not have the funds to make the purchase, the Class D Member shall receive Class C Ownership Interests valued at 115% of the total of the original principal amount and the Unpaid Dividends.

If the Investor's Ownership Interest is converted to Class C Ownership Interests, Investor shall be entitled to certain distributions, but will only be able to sell or transfer the Ownership Interests according to the Operating Agreement, Section 8.02(c). Pursuant to the Operating Agreement, upon the sale of all the real property purchased by the Company or at a time elected by the Company, the Company shall determine the value of the Company (which may be the amount of Distributable Cash) and purchase the Units from the Class C Members. The purchase price shall be the value of the Capital Contribution, assuming there is sufficient Distributable Cash to distribute the entirety of the Capital Contributions. If there is not sufficient Distributable Cash to distribute the entirety of the Capital Contributions, the funds shall be distributed pro rata based on the amount of Capital Contributions owed. If the funds are greater than the Capital Contributions, the Distributable Cash that remains after the distribution of the Capital Contributions shall be distributed amongst the Interest Owners owning Class A, Class B, Class C, and Class D Units pro rata.

Subscription Agreements are not binding on the Company until it accepts them. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

The price of the securities was determined arbitrarily.

14. Do the securities offered have voting rights? [ ] Yes [X] No

15. Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

**Restrictions on Transfer of the Securities Being Offered**

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 USC 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) unless such securities are transferred:

(1) to or Company;
(2) to an "accredited investor";
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**Description of Issuer's Securities**

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Common Stock:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Debt Securities:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Other:				
Class A Ownership Interests	100%	100%	[X] Yes [] No	[X] Yes [] No Specify: Rights as described in the Operating Agreement

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Class A	0%
Class B	100%
Class C	100%
Class D	100%
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

Only Class A Ownership Interests have voting rights. Further, the Company may sell additional Ownership Interests, which could affect how the funds will be distributed and/or liquidated. Finally, when the Investor intends to sell the Ownership Interests, the additional owners could affect the Investor's recovery.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? [X] Yes [] No

If yes, explain: Each class of securities has different voting, distribution, transferability, and liquidation rights as set forth in the Operating Agreement.
The Company has issued 100% of the voting Class A Units to Avery Washington II.
The distributions shall be distributed as follows:
- (i) First, to the Class B Members and Class D Members, if any, until they receive 8% of the value of their Capital Contributions for the fiscal year (a "Dividend") (8% of the value of the Capital Contribution paid each year over five years shall be the "Class D Maximum Dividend");
- (ii) Next, to the Class B Members, if any, until the total Distributable Cash received is 12% of the value of their Capital Contributions for the fiscal year (a "Dividend") (12% of the value of the Capital Contribution paid each year over five years shall be the "Class B Maximum Dividend";
- (iii) Then, the remainder of the Distributable Cash will be distributed as follows: 90% to Class A Members, 10% to Class C Members, if any;
- (iv) If any of the Distributable Cash remains, it shall be distributed to the Class A Members.

Class A members have significantly more rights to transfer their shares as described in the Operating Agreement.
Class B and D members have priority in the event of a liquidation over Class A and C members.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered represent equity of the Company. The principal shareholder may decide to offer equity in the future, which may dilute the securities being offered. The principal shareholder has all the voting rights, which gives the principal shareholder unfettered discretion to make changes to the operating agreement and business structure. See the Risk Factors section for more details.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the Interests in this Form C has been set arbitrarily by the Company and does not necessarily reflect the Company's book value, assets, earnings, or other commonly accepted valuation criteria. The Company did not employ investment banking firms or outside organizations to conduct an independent appraisal or evaluation to determine this price. Therefore, the offering price should not be taken as an indication of the actual face value of the Interests.

The initial investment in the Interests is determined by the Investor, and there is no guarantee that the Interests will convert into a specific number of shares until the Investor has the opportunity to convert the Class D Interests into Class C Interests per the Operating Agreement.

Because there is likely to be no public market for our Interests before an initial public offering (IPO) or similar liquidity event, our management will determine the price of the shares that Investors will receive and the total valuation of the Company. Factors that may be considered when determining the share price include prevailing market conditions, our financial information, market valuations of comparable companies, estimates of our business potential, the current state of our development, and other relevant factors.

In the future, we will conduct valuations of our shares, taking into account, as appropriate, factors such as third-party appraisals, the price of other securities we sell (considering their rights, preferences, and privileges), our operating results, financial condition, business projections, and marketability of the securities. Other factors may include the hiring of key personnel, management's experience, new product introductions, risks associated with product development and expansion, and the likelihood of a liquidity event, such as an IPO or sale of the Company, given current market conditions.

We will analyze these factors using a combination of financial and market-based methodologies to determine the Company's enterprise value. For example, we may apply methodologies that assume businesses in the same industry share similar characteristics and that our value will align with those characteristics or that compare previous transactions involving similar securities issued by us.

22. <ins>What are the risks to purchasers of the securities relating to minority ownership in the Issuer?</ins>

An Investor has no voting rights, which means Investor has no ability to control or influence the Company's governance and operations. The marketability and value of the Investor's interest will depend on many factors beyond the Investor's control. The Company will be managed by its managers and governed according to the strategic decisions of its management, with the Investor having no right to independently appoint or remove managers or members of the management team after making the investment.

The Company may also sell interests to additional Investors, which would dilute the Investor's percentage ownership in the Company. While the Investor may be able to increase their investment in such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its growth and objectives. If the Investor declines or cannot participate in follow-on investments, or if no such opportunity arises, their ownership stake in the Company may be significantly diluted.

23. <ins>What are the risks to purchasers associated with corporate actions, including:</ins>
   - **<ins>additional issuances of securities,</ins>**
   - **<ins>issuer repurchase of securities,</ins>**
   - **<ins>a sale of the Issuer or of the Issuer's assets or transactions with related parties?</ins>**

Additional Issuances of Securities: Following the Investor's investment, the Company may sell interests to additional Investors, which will dilute the Investor's percentage ownership in the Company. While the Investor may have the opportunity to increase their investment during such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its maturity and strategic objectives. If the Investor declines, is unable to participate or lacks the opportunity to make a follow-on investment, this could result in significant dilution of their ownership interest.

Issuer Repurchases of Securities: The Company has the authority to repurchase its Interests from Investors in accordance with the Operating Agreement. See question 18 and the Operating Agreement for details.

Sale of the Issuer or its Assets: As a minority shareholder, the Investor will have limited or no ability to influence decisions regarding a potential sale of the Company or a significant portion of its assets. Therefore, the Investor will rely on the Company's executive management to manage the business in a way that maximizes shareholder value. The success of the Investor's investment will largely depend on the skill and expertise of the management team. If management authorizes the sale of all or part of the Company or disposes of substantial assets, there is no guarantee that the value received by the Investor, together with the remaining fair market value of the Company, will equal or exceed their initial investment.

Transactions with Related Parties: Investors should be aware that the Company may encounter potential conflicts of interest in its operations. On issues involving such conflicts, the executive management will act in good faith and in the best interests of the Company. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may not be conducted at arm's length but will be consistent with management's duties to shareholders. By acquiring an interest in the Company, the Investor acknowledges the possibility of these conflicts and waives any claims of liability arising from them.

24. Describe the material terms of any indebtedness of the Issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
LB Consulting & Solutions, LLC	**$60,000**	**25%**	**June 1, 2026**	
In May 2, 2024, the Company entered into a promissory agreement with LB Consulting & Solutions LLC, for $60,000 with an interest rate of 25% per annum and a maturity date of June 1, 2026. As of June 30, 2024, the balance of this loan amounted to $60,000 and accrued interest amounted to $1,406.				

25. What other exempt offerings have the Issuer conducted within the past three years?

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. <u>Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year or any currently proposed transaction where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:</u>
    <u>(1) any director or officer of the Issuer;</u>
    <u>(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;</u>
    <u>(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or</u>
    <u>(4) any immediate family member of any of the foregoing persons.</u>

[ ] Yes [X] No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

FINANCIAL CONDITION OF THE ISSUER

27. <u>Does the Issuer have an operating history?</u> [] Yes [X] No

28. <u>Describe the financial condition of the Issuer, including to the extent material, liquidity, capital resources, and historical results of operations.</u>

Management: Continental Ground, LLC is a Corporation organized on April 30, 2024, under the laws of North Carolina, and was formed to develop real estate projects in Southeastern North Carolina.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:

(a) $124,000 or less	[] The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for the most recently completed year (if any):
	
	    Total income
	    Taxable income; and
	    Total tax;
	certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and
	☐Financial statements of the Issuer and its predecessors, if any
		Financial statements must be certified by the principal executive officer of the Issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.

(b) More than $124,000, but not more than $618,000	[ ]Financial statements of the Issuer and its predecessors, if any	Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.

(c) More than $618,000	[x]Financial statements of the Issuer and its predecessors, if any	If the Issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the Issuer and must include a signed audit report. If the Issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in the exhibits to this Form C.

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within ten years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:
  (i)   in connection with the purchase or sale of any security? [ ] Yes [X] No
  (ii) involving the making of any false filing with the commission? [ ] Yes [X] No
  (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
        [ ] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i)   In connection with the purchase or sale of any security? [ ] Yes [X] No

(ii) Involving the making of any false filing with the commission? [ ] Yes [X] No

(iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
[ ] Yes [X] No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

(i) At the time of filing of this Offering Statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency, or officer? [ ] Yes [X] No

(B) engaging in the business of securities, insurance, or banking? [ ] Yes [X] No

(C) engaging in savings association or credit union activities? [ ] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [ ] Yes [X] No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement, which:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? [ ] Yes [X] No

(ii) places limitations on the activities, functions, or operations of such person? [ ] Yes [X] No

(iii) bars such persons from being associated with any entity or from participating in the offering of any penny stock? [ ] Yes [X] No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the commission entered within five years before the filing of this Offering Statement that, at the time of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) A scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [ ] Yes [X] No

(ii) Section 5 of the Securities Act? [ ] Yes [X] No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [ ] Yes [X] No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in any registration statement or Regulation A Offering Statement filed with commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [ ] Yes [X] No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [ ] Yes [X] No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. <u>In addition to the information expressly required to be included in this Form, include:</u>
        <u>(1) any other material information presented to investors; and</u>
        <u>(2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.</u>

All information presented to investors can be found at https://www.follacapital.com

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the Offering Materials, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the offering through a communication channel that leverages the "wisdom of the crowd." The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the Intermediary's Funding Portal. The communication channel will be located on the Funding Portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its Funding Portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than

120 days after each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website.

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the Company's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the Company shall provide financial statements certified by the principal executive officer of the Company to be true and complete in all material respects. If, however, the Company has available financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

The Company must continue to comply with the ongoing reporting requirements until:
(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed, since its most recent sale of securities according to this part, at least one annual report according to this section and has fewer than 300 holders of record;
(3) The Company has filed, since its most recent sale of securities according to this part, the annual reports required according to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business under state law.

Additional Disclosures

Investor Requirements

 Before selling a security to an Investor, the Company shall require the Investor to provide the Company with a signed, dated Subscription Agreement which shall identify the Investor and contain the following certifications:

- "By checking this box, I, the Investor, acknowledge that I have reviewed the Company's Form C and Offering Materials, as well as the educational materials provided on the Funding Portal, understood the risks that come with investing in issuing companies on the Funding Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Funding Portal does not offer any investment advice or suggestions."
    - "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the Offering Deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."
    - "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Funding Portal's educational materials."
    - "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate

representations of the documents and information requested by the Funding Portal."

Offering Materials not All-Inclusive

The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements

Prospective investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements, related notes, and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Subscription Agreement Fully Sets Forth all Terms, Conditions, and Restrictions

All terms, conditions, and restrictions of the securities offered are fully set forth in the Subscription Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Subscription Agreement. If any of the terms, conditions, or other provisions of the Subscription Agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the Subscription Agreement will control.

Simultaneous Offering Notice

The Company is simultaneously conducting a private placement offering under Reg D 506(c) of Class B Ownership Interests to accredited investors. The minimum investment amount in the private placement offering is $25,000. This simultaneous offering may impact the number of shares available in this Regulation Crowdfunding offering. The Company will use the proceeds from both offerings for the development of the three real estate projects described in the business plan.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/Avery Washington
	(Signature)
	Avery Washington II
	(Name)
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/Avery Washington
	(Signature)
	Avery Washington II
	(Name)
	President
	(Title)

I, Avery Washington II, certify that the financial statements of Management: Continental Ground, LLC included in this Form C are accurate and complete in all material respects.

/s/Avery Washington II
Signature]

Owner
[Title]

EXHIBIT 1 FINANCIAL STATEMENTS

[Remainder of this page intentionally left blank]

EXHIBIT 2 SUBSCRIPTION AGREEMENT

[Remainder of this page intentionally left blank]



MANAGEMENT CONTINENTAL GROUND, LLC
(the "Company")
a North Carolina Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to Year Ended December 31, 2024

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management of Management Continental Ground, LLC.

We have reviewed the accompanying financial statements of Management Continental Ground, LLC (the Company) which comprise the statement of financial position as of inception to December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL 33321
April 28, 2025

3

MANAGEMENT CONTINENTAL GROUND, LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31, 2024
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	21,654
Earnest Money Deposits		5,500
Interest Receivable on Related Party Notes Receivable		12,632
Total Current Assets		39,786
Non-Current Assets:		
Related Party Notes Receivable	$	167,233
Total Non-Current Assets		167,233
TOTAL ASSETS		207,019
LIABILITIES AND EQUITY		
Non-Current Liabilities:		
Accrued Interest on Notes Payable	$	5,538
Notes Payable		60,000
Total Non-Current Liabilities		65,538
TOTAL LIABILITIES		65,538
EQUITY		
Members' Capital	$	141,481
TOTAL EQUITY		141,481
TOTAL LIABILITIES AND EQUITY	$	207,019

See Accompanying Notes to these Unaudited Financial Statements

MANAGEMENT CONTINENTAL GROUND, LLC
STATEMENT OF OPERATIONS

		Inception to December 31, 2024
Operating Expenses		
General & Administrative Expenses	$	8,481
Total Operating Expenses		**8,481**
Total Loss from Operations		**(8,481)**
Other Income (Expense)		
Interest Income	$	12,632
Other Income		84
Interest Expense		(5,537)
Total Other Income (Expense)		**7,178**
Net Income (Loss)	$	**(1,303)**

See Accompanying Notes to these Unaudited Financial Statements

MANAGEMENT CONTINENTAL GROUND, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Retained Earnings | |
	Units	$ Amount	(Deficit)	Total Members' Equity
Inception	-	-	-	-
Contribution	-	142,784	-	142,784
Net income (loss)	-	-	(1,303)	(1,303)
Ending balance at 12/31/24	-	142,784	(1,303)	141,481

See Accompanying Notes to these Unaudited Financial Statements

MANAGEMENT CONTINENTAL GROUND, LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31, **2024**
OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,303)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Interest Receivable on Related Party Notes Receivable		(12,632)
Accrued Interest on Notes Receivable		5,538
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(7,094)
Net Cash provided by (used in) Operating Activities		(8,397)
INVESTING ACTIVITIES		
Earnest Money Deposit	$	(5,500)
Loans Issued- Related Parties		(167,233)
Net Cash provided by (used in) Investing Activities		(172,733)
FINANCING ACTIVITIES		
Notes Payable	$	60,000
Members' Capital		142,784
Net Cash provided by (used in) Financing Activities		202,784
Cash at the beginning of period		-
Net Cash increase (decrease) for period		21,654
Cash at end of period		21,654

See Accompanying Notes to these Unaudited Financial Statements

MANAGEMENT CONTINENTAL GROUND, LLC

Notes to the Unaudited Financial Statements

Inception to December 31st, 2024

$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Management Continental Ground, LLC (the "Company") was formed on April 30, 2024, in the state of North Carolina. The Company plans to generate revenue from origination fees associated with debt investments in disclosed real estate projects. Based in Jacksonville, North Carolina, the Company's customers will be located throughout the United States.

In 2024, the Company will conduct parallel crowdfunding campaigns under Regulation CF and Regulation D 506(c) to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $21,654 in cash as of December 31, 2024.

Notes Receivable

During the year ended December 31, 2024, Continental Ground, LLC provided loans to Continental Ground, Inc., Continental Growth, LLC, and 133 Koonce Fork, LLC, related parties, in the principal amount of $167,233. The loans are evidenced by a promissory notes, bearing interest of 25% per annum, and are payable in full on April 31, 2026. As of December 31, 2024, the outstanding balance of the note receivable, including accrued interest of $12,632, was $179,865. Management believes the note is collectible in full.

General and Administrative

General and administrative expenses consist of business licenses and permits, professional fees, crowdfunding offering fees, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, Continental Ground, LLC provided loans to Continental Ground, Inc., Continental Growth, LLC, and 133 Koonce Fork, LLC, related parties, in the principal amount of $167,233. The loans are evidenced by a promissory notes, bearing interest of 25% per annum, and are payable in full on April 31, 2026. As of December 31, 2024, the outstanding balance of the note receivable, including accrued interest of $12,632, was $179,865. Management believes the note is collectible in full.

	Relationship	Principal	Interest	Total
Continental Ground, Inc.	Owned by Avery Washington	$83,942.81	$6,722.90	$90,665.71
Continental Growth LLC	Owned by Continental Ground, Inc	$58,290.40	$5,322.80	$63,613.20
133 Koonce Fork LLC	Owned by Avery Washington	$25,000.00	$586.04	$25,586.04
Total		$167,233.21	$12,631.74	$179,864.95

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS & REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. The Company does not have any long-term commitment guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable: In May 2, 2024, the Company entered into a promissory agreement with LB Consulting & Solutions LLC, for $60,000 with an interest rate of 25% per annum and a maturity date of June 1, 2026. As of June 30, 2024, the balance of this loan amounted to $60,000 and accrued interest amounted to $1,406.

NOTE 6 – EQUITY

The Company is a single-member limited liability company, with the sole member holding 100% of the ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.